FORM 11-K

                                   (Mark One)

    [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1999.

                                       OR


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from to

                         Commission file number 0-24960

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                             400 Birmingham Highway
                          Chattanooga, Tennessee 37419

                            COVENANT TRANSPORT, INC.
                         401(k) and PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

                December 31, 1999 (with comparative statement of
          Net Assets Available for Plan Benefits for December 31, 1998)
                                      with
                        Report of Independent Accountants

                        Report of Independent Accountants


To Participants and Plan Administrator
Covenant Transport, Inc.
401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP


Knoxville, Tennessee
May 12, 2000

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
For the years ended December 31, 1999 and 1998



                                                       1999             1998

Investments at fair value                          $ 10,760,656     $ 8,212,879
                                                   ------------     -----------

Net assets available for benefits                  $ 10,760,656     $ 8,212,879
                                                   ============     ===========

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 1999



Additions to net assets attributed to:
 Investment income:
    Dividends                                                        $  495,908
    Net depreciation of investments                                     (61,073)

Contributions:
 Employer                                                               768,656
 Employees                                                            3,061,632
                                                                  -------------

         Total additions                                              4,265,123

Deductions from net assets attributed to:
 Benefits paid to participants                                        1,714,601
 Administrative expenses                                                  2,745
                                                                  -------------

         Total deductions                                             1,717,346
                                                                  -------------

Net increase in net assets                                            2,547,777

Net assets available for benefits;
 Beginning of year                                                    8,212,879
                                                                  -------------

 End of year                                                       $ 10,760,656
                                                                  =============

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan

Notes to Financial Statements


1.   DESCRIPTION OF PLAN:

     The following brief description of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General - The Plan is a voluntary defined contribution savings plan covering substantially all employees of Covenant Transport, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Funding - The Plan is funded by employee and employer contributions. Participants may contribute up to, but not in excess of, 17% of their annual compensation. Covenant Transport, Inc. may make discretionary matching contributions to the plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by Covenant Transport, Inc., cannot exceed certain levels established by federal tax codes.

     Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20 percent annually and is 100 percent vested after five years of credited service.

     Payment  of  Benefits  -  On  retirement  or  termination  of  service,   a
     participant may receive a lump-sum amount equal to the value of the vested portion of their account.

     Investment of Account - The Plan has five funds in which individual accounts may be invested. The funds are as follows:

o Fund A SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

o Fund B STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund, which invests primarily in government and corporate obligations.

o Fund C STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund, which invests primarily in equity securities.

o Fund D STI Classic Capital Growth Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities, which in the advisor's opinion are undervalued.

o Fund E Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

     Allocation of Benefits - The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees' contributions for the period.

     Forfeitures - Forfeiture of a terminated participant's nonvested account occurs in plan years in which he receives a distribution of the full vested value as defined in the Plan document. Forfeitures are used to reduce the Company's future payments and are allocated in the same manner as matching employer contributions. Forfeitures for the year ended December 31, 1999 were $107,322.

     Administrative Expenses - The administrative expenses of the Plan are primarily paid by the Company.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     Method of Accounting - The Plan's financial statements have been prepared using the accrual basis of accounting.

     Investments - Investments are carried at fair value, as determined using the quoted market prices.

     Investment Income - The Plan presents, in the statement of changes in net assets available for plan benefits, the realized gains or losses and the unrealized appreciation (depreciation) in the fair value of its investments. Realized gains (losses) are computed using the weighted-average price per share as the cost of the asset.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.


3.   ADMINISTRATION:

     The Plan is administered by SunTrust Bank Trust and Investment Services, the Plan Trustee, who has overall responsibility for the investment of assets, accounting for financial transactions and distributions to participants.

4.   INVESTMENTS:

     Investments   held  at  December  31,  1999  and  1998,   including   those
     representing five percent or more of the Plan's net assets, are as follows:


                                                                         1999            1998
SunTrust Employee Benefit Stable Asset Fund,
  92,952 and 72,204 shares, respectively                             $ 2,569,199     $ 1,899,383

STI Classic Investment Grade Bond Fund,
  107,925 and 78,016 shares, respectively                              1,079,251         837,889

STI Classic Value Income Fund,
  166,102 and 121,383 shares, respectively                             1,717,491       1,432,319

STI Classic Capital Growth Fund,
  205,284 and 165,415 shares, respectively                             3,401,561       2,730,993

Covenant Transport 401(k) Unitized Stock Fund,
  115,461 and 73,415 shares, respectively                              1,993,154       1,312,295
                                                                    ------------     -----------

                                                                    $ 10,760,656     $ 8,212,879
                                                                    ============     ===========



5.   PARTICIPANT FUNDS:

     The participants can elect to have their accounts invested in any of five funds, as described in Note 1. An analysis of the changes in the separate funds is as follows for the year ended December 31, 1999:



                                    Fund A         Fund B         Fund C         Fund D        Fund E          Total
Net appreciation
 (depreciation)                   $ 113,568      $ (65,436)   $ (231,647)      $ 19,014      $ 103,428       $ (61,073)
Dividends                                --         55,846       170,273        269,789             --         495,908
Contributions:
 Employer                            51,547        107,684       161,884        254,102        193,439         768,656
 Employee                           830,364        337,189       522,173        823,869        548,037       3,061,632
Benefit payments                   (353,821)      (191,768)     (298,189)      (601,791)      (269,032)     (1,714,601)
Administrative expenses              (2,745)            --            --             --             --          (2,745)
Transfers                            30,903         (2,153)      (39,322)       (94,415)       104,987              --
                                -----------    -----------    ----------    -----------    -----------    ------------

Net increase                        669,816        241,362       285,172        670,568        680,859       2,547,777

Net assets available for
 plan benefits:
   Beginning of year              1,899,383        837,889     1,432,319      2,730,993      1,312,295       8,212,879
                                -----------    -----------   -----------    -----------    -----------    ------------

   End of year                  $ 2,569,199    $ 1,079,251   $ 1,717,491    $ 3,401,561    $ 1,993,154    $ 10,760,656
                                ===========    ===========   ===========    ===========    ===========    ============


6.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


7.   FEDERAL INCOME TAXES:

     The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1999



          b.                                             c.                                  d.                e.
Identity of issuer, borrower,              Description of investment including              Cost          Current Value
lessor, or similar party                   maturity date, rate of interest,
                                           collateral, par or maturity value

SunTrust Bank*                             Employee Benefit Stable Asset Fund,
                                             92,952 shares                               $ 2,379,567      $ 2,569,199

SunTrust Bank*                             STI Classic Investment Grade Bond Fund,
                                             107,925 shares                                1,124,668        1,079,251

SunTrust Bank*                             STI Classic Value Income Fund,
                                             166,102 shares                                2,057,297        1,717,491

SunTrust Bank*                             STI Classic Capital Growth Fund,
                                             205,284 shares                                3,245,958        3,401,561

Covenant Transport, Inc.*                  Covenant Transport 401(k) Unitized
                                             Stock Fund, 115,461 shares                    1,785,667        1,993,154



*Party-in-interest.

NOTE  -  Column a. is not applicable.

See accompanying Report of Independent Accountants.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Line 27d - Schedule of Reportable Transactions
For the year ended December 31, 1999



1.  Single transactions exceeding 5% of total assets as of December 31, 1999.
                      None

2.  Series of transactions involving property other than securities.
                      None

3. Series of transactions of same issue exceeding 5% of total assets as of December 31, 1999.



        a.                     b.                                c.               d.              g.             h.             I.
Identity of Party      Description of Asset                   Purchase          Selling         Cost of       Current          Net
     Involved                                                  Price             Price           Asset        Value of       Gain or
                                                                                                              Asset on       (Loss)
                                                                                                             Transaction
                                                                                                                Date



SunTrust Bank*        Stable Asset Fund                     $ 1,406,247      $       --       $ 1,406,247     $      --     $    --

SunTrust Bank*        Stable Asset Fund                              --         629,774           619,485       629,774      10,289

SunTrust Bank*        Investment Grade Bond Fund                572,459              --           572,459            --          --

SunTrust Bank*        Investment Grade Bond Fund                     --         265,624           273,129       265,624      (7,505)

SunTrust Bank*        Value Income Fund                         875,259              --           875,259            --          --

SunTrust Bank*        Value Income Fund                              --         358,440           354,002       358,440       4,438

SunTrust Bank*        Capital Growth Fund                      1,536,491             --         1,536,491            --          --

SunTrust Bank*        Capital Growth Fund                             --        884,372           867,561       884,372      16,811

SunTrust Bank*        401(k) Unitized Stock Fund               1,196,256             --         1,196,256            --          --

SunTrust Bank*        401(k) Unitized Stock Fund                      --        619,617           607,829       619,617      11,788


*Party-in-interest.

NOTE  -  Information required in columns e. and f. is not applicable.


4. Transactions in conjunction with same person involved in reportable single transactions.
                      None

See accompanying Report of Independent Accountants.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            COVENANT TRANSPORT, INC. 401(K) AND
                                            PROFIT SHARING PLAN

                                            COVENANT TRANSPORT, INC.
Date: June 28, 2000

                                                /S/ R.H. Lovin, Jr.
                                                ------------------------------
                                            By: R.H. Lovin, Jr., Administrator